August 9, 2016

Mr. Kevin J. Kuhar

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       Ultralife Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 2, 2016

Form 10-Q for the Quarterly Period Ended March 27, 2016

Filed April 28, 2016

Amendment No. 1 to Form 8-K filed March 31, 2016

File No. 0-20852

Dear Mr. Kuhar:

Below are the responses of Ultralife Corporation (the “Company”) to your letter dated July 15, 2016.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 66

1.

We note that your Management’s Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management – i.e. whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

2000 Technology Parkway ● Newark NY 14513 ●315-332-7100 ● Fax: 315-331-0583

ulbi.com

In assessing our internal controls over financial reporting for the year ended December 31, 2015, we used the Updated Framework issued in 2013. In future filings we will disclose the specific version of the COSO framework used in such assessment.

Form 10-Q for the Quarterly Period Ended March 27, 2016

Notes to the Consolidated Financial Statements

Note 2. Acquisition, page 6

2.	Please tell us why the acquisition of Accutronics Limited was effective for financial accounting purposes as of January 1, 2016 considering the closing of the agreement occurred on January 13, 2016.

The Share Purchase Agreement provided for Ultralife to assume the financial risks and rewards of ownership of Accutronics commencing on January 1, 2016, and as stipulated in the agreement, the final purchase price was adjusted based on the working capital and net indebtedness (i.e. the Completion Accounts) of Accutronics as of December 31, 2015. Further, Accutronics was closed for the celebration of the 2016 New Year and operations were held to a minimum thereafter to conduct a complete physical inventory. As a result, pre-tax loss for Accutronics was approximately $10,000 for the period January 1 through January 12, 2016. We consider this activity to be immaterial to the consolidated financial statements and related pro forma disclosures.

Amendment No. 1 to Form 8-K dated March 31, 2016

Item 9.01 Financial Statements and Exhibits

-(a) Financial Statements of Business Acquired

3.	Please provide us with your calculations of the significance tests you used in applying the requirements of Rule 8-04 of Regulation S-X for the Accutronics Limited acquisition.

The significance tests used in applying the requirements of Rule 8-04 of Regulation S-X for the Accutronics Limited acquisition were as follows:

Income Test:
Accutronics pre-tax income for the year ended August 31, 2015	$1,034,000	=	33%
Ultralife Corporation pre-tax income for the year ended December 31, 2015	$3,150,000

Asset Test:
Accutronics total assets as of August 31, 2015	$6,283,000	=	8%
Ultralife Corporation total assets as of December 31, 2015	$81,522,000

Investment Test:
Consideration paid by Ultralife for acquisition of Accutronics	$11,161,000	=	14%
Ultralife Corporation total assets as of December 31, 2015	$81,522,000

2000 Technology Parkway ● Newark NY 14513 ●315-332-7100 ● Fax: 315-331-0583

ulbi.com

Exhibit 99.1

4.

We note that you provided Accutronics Limited’s financial statements as of and for the years ended August 31, 2015 and that these financial statements were prepared in accordance with generally accepted accounting practice in the United Kingdom (UK GAAP). We note that Accutronics Limited’s auditor conducted its audit in accordance with applicable law and International Standards on Auditing (UK and Ireland). Please amend the filing to address the following:

•	Include financial statements of Accutronics Limited that have been audited in accordance with U.S. generally accepted auditing standards as required by Rule 8-04(e) and Rule 2-02(b) of Regulation S-X.
•	Include an audited statement of changes in stockholders’ equity as required by Rule 8-02 of Regulation S-X.
•	Include an auditor’s report which identifies that the audit included the statement of cash flows and statement of changes in stockholders’ equity as required by Rule 2-02(a)(4) of Regulation S-X.
•	Include a report from your independent auditor that complies with, and is substantially similar to, the examples of reports provided in paragraph 8 of AU Section 508.
•	Revise the audited financial statements to include an audited UK GAAP to US GAAP reconciliation as required by Item 17(c) of Form 20-F.

The Company continually strives to fully comply with SEC reporting requirements and we plan to take the necessary actions in response to the items above. We are currently evaluating the process to be undertaken and the associated timing.

Ultralife Corporation

/s/ Philip A. Fain

Philip A. Fain,

Chief Financial Officer & Treasurer

/s/ Scott D. Champagne

Scott D. Champagne,

Corporate Controller

2000 Technology Parkway ● Newark NY 14513 ●315-332-7100 ● Fax: 315-331-0583

ulbi.com